Exhibit 3.2

AMENDMENT NO. 1 TO

AMENDED AND RESTATED BYLAWS OF

REX ENERGY CORPORATION

Effective as of August 18, 2014, the Amended and Restated Bylaws dated May 10, 2012 (the “Bylaws”) of Rex Energy Corporation, a Delaware corporation (the “Corporation”), are hereby amended as follows:

1. Section 2.15 of Article II of the Bylaws is hereby added to read in its entirety as follows:

Section 2.15 Rights of Series A Convertible Preferred Stock. Notwithstanding any other provision of these Bylaws, so long as the Series A Convertible Preferred Stock of the Corporation remains outstanding, in the event that dividends on the Series A Convertible Preferred Stock are in arrears and unpaid for six or more quarterly periods (whether or not consecutive), the holders of Series A Convertible Preferred Stock, voting as a single class with any series of Preferred Stock (as defined in the Corporation’s Certificate of Incorporation) upon which like voting rights have been conferred and are then exercisable, will be entitled at the Corporation’s next regular or special meeting of stockholders to elect two additional directors to the board (the “Increase Triggering Event”). The voting rights of a series will continue until such time as the dividend arrearage on that series has been paid in full, and the terms of the directors so elected will continue until such time as the dividend arrearage on the Series A Convertible Preferred Stock, and each other series of Preferred Stock upon which like voting rights were conferred has been paid in full (the “Decrease Triggering Event”). At any time after voting power to elect directors shall have become vested and be continuing in the holders of the Series A Convertible Preferred Stock or if a vacancy shall exist in the office of any such additional director, the Board of Directors may, and upon written request of the holders of record of at least 25% of the outstanding Series A Convertible Preferred Stock addressed to the chairman of the Board of Directors shall, call a special meeting of the holders of the Series A Convertible Preferred Stock (voting separately as a class with all other series of Preferred Stock upon which like voting rights have been conferred and are then exercisable (collectively, the “Voting Group”)), for the purpose of electing the directors that such holders are entitled to elect. At any meeting held for the purpose of electing such directors, the presence in person or by proxy of the holders of at least a majority of the Series A Convertible Preferred Stock shall be required to constitute a quorum of such Series A Convertible Preferred Stock (provided that, if there is one or more series of Preferred Stock upon which like voting rights have been conferred and are then exercisable, the presence in person or by proxy of the holders of at least a majority of the Voting Group shall be required to constitute a quorum of the Voting Group).

The undersigned officer of the Corporation hereby certifies that the foregoing amendments to the Corporation’s Bylaws were duly adopted by the Board of Directors of the Corporation as of August 18, 2014, effective as of such date.

REX ENERGY CORPORATION

By:	/s/ Thomas C. Stabley
Thomas C. Stabley, Chief Executive Officer